FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Gold Inc.

4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8

2. Date of Material Change

December 13, 2023.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Canada Newswire on December 13, 2023.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Arnold T. Kondrat (Executive Chairman of the Board) - (416) 366-7300.

9. Date of Report

December 19, 2023.

Schedule “A”

Press Release

Loncor Gold Announces Sale of Makapela Property for CDN$13,500,000

● Sale of Makapela, a non-core asset, provides significant non-dilutive capital for Loncor to move forward its flagship Adumbi gold deposit

Toronto, Canada - December 13, 2023 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that it has entered into an agreement for the sale of Loncor's Makapela property for Cdn$13,500,000 cash.  The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000.  The balance of the progress payments, totalling Cdn$11,500,000, will be paid upon completion of the transfer of title to Makapela, which is expected to occur before the end of February 2024.

Loncor's Chief Executive Officer, John Barker, commented: "Loncor has conducted a number of discussions with potential strategic partners over the last 18 months, many of which involved proposals that would have resulted in significant equity dilution. We believe the sale of the non-core Makapela property provides Loncor with an opportunistic route to raise significant non-dilutive financing, and represents a major step towards further development of our world class Adumbi gold deposit and the numerous other targets along structure from Adumbi."

Loncor's flagship Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  A Mining Permit has already been granted for the development of Adumbi and the DRC government holds a direct 10% free carry holding in the project.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the sale price for Makapela being paid in progress payments, timing for completion of the transfer of title to Makapela, further development of the Company's Adumbi deposit, mineral resource estimates, potential mineral resource increases, potential mineralization, future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks associated with completing transfer from Loncor to the buyer of title to Makapela, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2023 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521

Arnold Kondrat, Executive Chairman, +1 416 366 7300

A-2